BMC

BMC Industries, Inc. One Meridian Crossings, Suite 850 Minneapolis, MN 55423 Web site www.bmcind.com

NEWS RELEASE

CONTACT:	BRAD CARLSON	(NYSE: BMM)
	(952) 851-6020	FOR IMMEDIATE RELEASE

VISION-EASE LENS EARNS "BEST SELLING POLYCARBONATE LENS" HONORS

June 4, 2002 -- Minneapolis, Minnesota, USA - Vision-Ease Lens, Inc., a world leader in the design, manufacturing, and sale of premium-quality polycarbonate lenses and a subsidiary of BMC Industries, Inc. (NYSE: BMM), announced its product line has been recently named "Best Selling Polycarbonate Lens for 2001" by Jobson Publishing's 20/20 magazine. It is the third consecutive year that Vision-Ease has earned the honor.

"Winning this title for the last three years in a row demonstrates Vision-Ease Lens' continuing commitment to offering eye care professionals the best products and the best value in this growing segment of the ophthalmic lens market," says Mike Vierzba, Executive Vice President of Sales & Marketing. "In particular, our Tegra lenses have been outstanding performers for both our customers and end users."

Tegra lenses are made from ultra-pure polycarbonate resin using the latest manufacturing processes for a crystal-clear appearance and superior optics, according to the Company. Tegra's proprietary aspheric design, called ActualEyes, makes the lenses thinner and lighter than other polycarbonate lenses and further enhances the optical performance of the lenses. They also feature an ultra-tough hard coat for superior durability. Independent laboratory tests indicate Tegra lenses have the best scratch resistance in the industry, the Company says.

"In 2002, Vision-Ease Lens will continue its tradition of developing new lenses that provide the best possible vision, comfort, and style for wearers and the best value and profit potential for our customers," added Mr. Vierzba.

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products. The Buckbee-Mears group, through its Mask Operations, is the only independent North American manufacturer of aperture masks. The Buckbee-Mears group, through its Micro-Technology Operations, is also a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.

The Optical Products group, operating under the Vision-Ease trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and hard-resin plastic eyewear lenses. Vision-Ease is a technology and market share leader in the polycarbonate lens segment of the market. Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics. BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol "BMM." For more information about BMC Industries, Inc., visit the Company's Web site at www.bmcind.com.

Certain statements in this news release may be deemed to be forward-looking statements as defined in the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in future periods to differ materially from what is currently anticipated. Those risks include, among others, general competitive factors, the company's ability to successfully complete and integrate its acquisitions and to implement operational improvements in its acquired businesses, the episodic nature of the company's business and other risks and uncertainties detailed from time to time in the company's filings with the Securities and Exchange Commission.